EXHIBIT 99.1

Precision Drilling Announces 2025 First Quarter Unaudited Financial Results

CALGARY, Alberta, April 23, 2025 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, gain on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending, Working Capital and Total Long-term Financial Liabilities. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) Accounting Standards and may not be comparable to similar measures used by other companies. See “Financial Measures and Ratios” later in this news release.

Precision Drilling Corporation ("Precision" or the "Company") (TSX:PD; NYSE:PDS) announces 2025 first quarter results, confirms shareholder return targets, and lowers 2025 capital budget.

Financial Highlights

  Revenue in the first quarter was $496 million compared to $528 million realized in the same period last year as strong drilling activity in Canada was offset by lower U.S. drilling activity.
  Adjusted EBITDA(1) was $137 million and included $3 million of restructuring costs and $3 million of share-based compensation expense. In 2024, first quarter Adjusted EBITDA(1) was $143 million and included share-based compensation expense of $23 million.
  First quarter net earnings attributable to shareholders was $35 million or $2.52 per share and comparable to $37 million or $2.53 per share in 2024. Precision has consistently delivered positive net earnings since mid-2022.
  Cash provided by operations during the quarter was $63 million, allowing the Company to repurchase $31 million of common shares and repay $17 million of debt.
  Capital expenditures were $60 million and the Company has lowered its 2025 capital budget to $200 million versus the $225 million previously announced.
  Precision remains committed to repaying at least $100 million of debt in 2025 and allocating 35% to 45% of free cash flow, before debt repayments, to share buybacks.

Operational Highlights

  Canada's activity averaged 74 drilling rigs in the first quarter and surpassed the 73 active rigs in the same period last year.
  Canadian revenue per utilization day was $35,601 and comparable to the $35,596 in the first quarter of 2024.
  U.S. activity averaged 30 drilling rigs compared to 38 in the same period last year.
  U.S. revenue per utilization day was US$33,157, which included US$1,263 per utilization day for idle but contracted rig revenue, versus US$32,867 in the first quarter of last year.
  Internationally, we had eight rigs active in the first quarter, consistent with the first quarter of 2024, and realized revenue of US$36 million compared to US$38 million in 2024.
  Service rig operating hours decreased 10% compared to the same quarter last year due to customer project deferrals and impacts of an earlier spring break up in Canada, plus lower U.S. activity.
        (1) See “FINANCIAL MEASURES AND RATIOS."

MANAGEMENT COMMENTARY

“I am pleased with Precision’s first quarter financial and operational results, and particularly with the efforts of the Precision team as we manage our way through a period of unusual volatility and market uncertainty. In the first quarter, our net earnings attributable to shareholders was $35 million, marking 11 consecutive quarters of positive earnings, and we are well on our way to meeting our capital allocation targets. During the quarter, we generated $63 million of cash provided by operations, allowing us to repay $17 million of debt and purchase $31 million of shares. Over the last four quarters, Precision has reduced its outstanding shares by nearly one million shares, representing 7% of our outstanding balance.

"During the first quarter our Canadian drilling activity remained slightly higher than last year, averaging 74 active rigs compared to 73 in 2024 and we expect this trend to continue through the first half of this year. In the U.S., we have modestly increased our activity levels from the fourth quarter, currently operating 34 rigs, primarily by capitalizing on the emerging opportunities in natural gas plays. With initial Liquefied Natural Gas (LNG) exports beginning shortly in Canada and significant LNG export capacity expansion underway in the U.S., we believe our market positioning for these increasing LNG opportunities is constructive.

"Second-half industry activity in North America will depend largely on customer realized cash flows and their capital allocation priorities. We believe industry capital discipline will remain a stabilizing market feature muting our customers’ short-term response to volatile commodity prices. However, global events and conflicts, including unexpected OPEC+ production increases, trade and tariff uncertainty, and geopolitical conflicts have the potential to impact global economic growth and access to commodity supplies, creating a range of commodity price scenarios which are difficult to predict.

"Tightly controlling all aspects of our business, adjusting spending and specifically managing Precision’s cash inflows and outflows at a pace that matches the cyclicality of our industry is a cornerstone of Precision’s business model. We are reducing our 2025 capital spending by $25 million to $200 million to mitigate increased market uncertainty and a potential reduction in customer demand. This includes trimming our expected upgrade spending by approximately $8 million and maintenance capital by $17 million. We remain poised to further adjust capital spending in response to actual customer demand.

"We have also reduced our fixed costs by approximately $10 million annually by streamlining our internal structure and focusing more directly on customer needs and aligning with current activity levels. These changes included flattening our operations leadership structure, exiting our North Dakota well-servicing business and reducing the related staffing levels.

"Our International drilling operations and Completion and Production business both contributed meaningful free cash flow for the quarter, and this is expected to continue for the rest of the year.

"With a predominantly variable cost business and low debt levels, a highly experienced team committed to serving our customers, and a high-performance rig fleet, Precision is better positioned than any time in the past decade to navigate uncertainty while simultaneously creating shareholder value," concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2025	2024	% Change
Revenue	496,331	527,788	(6.0)
Adjusted EBITDA(1)	137,497	143,149	(3.9)
Net earnings	34,947	36,516	(4.3)
Net earnings attributable to shareholders	34,511	36,516	(5.5)
Cash provided by operations	63,419	65,543	(3.2)
Funds provided by operations(1)	109,842	117,765	(6.7)

Cash used in investing activities	57,202	75,237	(24.0)
Capital spending by spend category(1)
Expansion and upgrade	19,546	14,370	36.0
Maintenance and infrastructure	40,419	41,157	(1.8)
Proceeds on sale	(3,765)	(5,186)	(27.4)
Net capital spending(1)	56,200	50,341	11.6

Net earnings attributable to shareholders per share :
Basic	2.52	2.53	(0.4)
Diluted	2.20	2.53	(13.0)
Weighted average shares outstanding:
Basic	13,683	14,407	(5.0)
Diluted	14,287	14,410	(0.9)

(1) See “FINANCIAL MEASURES AND RATIOS.”

Operating Highlights

	For the three months ended March 31,
	2025	2024	% Change
Contract drilling rig fleet	215	214	0.5
Drilling rig utilization days:
Canada	6,680	6,617	1.0
U.S.	2,691	3,453	(22.1)
International	720	728	(1.1)
Revenue per utilization day:
Canada (Cdn$)	35,601	35,596	0.0
U.S. (US$)	33,157	32,867	0.9
International (US$)	49,419	52,808	(6.4)
Operating costs per utilization day:
Canada (Cdn$)	20,822	19,959	4.3
U.S. (US$)	23,568	21,719	8.5

Service rig fleet	153	183	(16.4)
Service rig operating hours	66,986	74,505	(10.1)

Drilling Activity

	Average for the quarter ended 2024				Average for the quarter ended 2025
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31
Average Precision active rig count(1):
Canada	73	49	72	65	74
U.S.	38	36	35	34	30
International	8	8	8	8	8
Total	119	93	115	107	112

(1) Average number of drilling rigs working or moving.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	March 31, 2025	December 31, 2024
Working capital(1)	(45,033)	162,592
Cash	28,245	73,771
Long-term debt	567,824	812,469
Total long-term financial liabilities(1)	632,369	888,173
Total assets	2,915,984	2,956,315
Long-term debt to long-term debt plus equity ratio(1)	0.25	0.33

(1) See “FINANCIAL MEASURES AND RATIOS.”

Summary for the three months ended March 31, 2025:

  Revenue was $496 million compared to $528 million in the first quarter of 2024 as strong drilling activity in Canada was offset by lower U.S. drilling activity.
  Adjusted EBITDA decreased to $137 million from $143 million, primarily due to lower drilling activity in the U.S. and restructuring costs of $3 million that were partially offset by lower share-based compensation expense. Please refer to “Other Items” later in this news release for additional information on share-based compensation.
  Adjusted EBITDA as a percentage of revenue was relatively stable at 28% compared to 27% in 2024.
  Net earnings attributable to shareholders was $35 million or $2.52 per share and comparable with $37 million or $2.53 per share for the same period last year. On a diluted basis, net earnings attributable to shareholders was $2.20 versus $2.53 in 2024.
  Cash provided by operations was $63 million, allowing the Company to repurchase 408,973 shares for $31 million, reduce debt by $17 million by repaying the outstanding balance on the Senior Credit Facility, and end the quarter with $28 million of cash and almost $550 million of available liquidity.
  In Canada, revenue per utilization day was $35,601, consistent with the first quarter of 2024. Canadian operating costs per utilization day increased 4% to $20,822, mainly due to wage increases and Super Single rig reactivations. First quarter revenue and operating costs per utilization day were consistent with the fourth quarter of 2024.
  In the U.S. revenue per utilization day, excluding idle but contracted rig revenue of US$1,263, was US$31,894 compared with US$32,867 in the first quarter of last year. First quarter revenue per utilization day, excluding idle but contracted rig revenue, increased by 4% from the fourth quarter of 2024.
  U.S. operating costs per utilization day increased 9% to US$23,568 compared to the same quarter last year due to higher mobilization costs, additional rig reactivations, and fixed costs being spread over fewer activity days. These same factors caused operating costs per utilization per day in the first quarter to rise 9% compared to the fourth quarter of 2024.
  Internationally, we realized revenue of US$36 million from eight active drilling rigs, which is similar to the US$38 million generated in the first quarter of 2024.
  Completion and Production Services revenue was $79 million, a decrease of $8 million from 2024, as service rig operating hours decreased 10% due to a number of customer project deferrals and an earlier spring break up in Canada, plus less activity in the U.S. Adjusted EBITDA was $18 million, representing 22% of revenue compared to 21% in the first quarter of 2024.
  General and administrative expenses were $30 million compared with $45 million in the first quarter of 2024 primarily due to lower share-based compensation expense.
  Capital expenditures increased slightly to $60 million versus $56 million in 2024 and by spend category included $40 million for the maintenance of existing assets, infrastructure, and intangible assets and $20 million for expansion and upgrades. Precision has lowered its 2025 capital budget to $200 million.

STRATEGY

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. We work toward this vision by defining and measuring our results against strategic priorities that we establish at the beginning of every year.

Precision’s 2025 strategic priorities and the progress made during the first quarter are as follows:

  Maximize free cash flow through disciplined capital deployment and strict cost management.
    Generated cash from operations of $63 million, allowing the Company to reduce debt and buy back shares.
    Proactively reduced fixed cost structure to address market uncertainty and expect to realize approximately $10 million in annual savings.
    Reduced our 2025 capital budget to $200 million versus the $225 million previously announced.
  Enhance shareholder returns through debt reduction and share repurchases. Plan to reduce debt by at least $100 million and allocate 35% to 45% of free cash flow before debt repayments for share repurchases.
    Returned $31 million of capital to shareholders by repurchasing 408,973 shares during the quarter.
    Reduced debt by $17 million and ended the quarter with almost $550 million of available liquidity.
    Remain committed to reducing debt by at least $100 million in 2025 and allocating 35% to 45% of free cash flow, before debt repayments, directly to shareholders.
  Grow revenue in existing service lines through contracted upgrades, optimized pricing and utilization, and opportunistic consolidating tuck-in acquisitions.
    Increased Canadian rig utilization, averaging 74 active rigs for the first quarter versus 73 in 2024.
    Maintained strong pricing in Canada with revenue per utilization per day of $35,601, aligning with an average day rate of $35,596 in the first quarter of 2024.
    Invested $20 million in expansion and upgrade capital to enhance our drilling rigs.
    Current market conditions and commodity price volatility make acquisitions less likely in the near term.

OUTLOOK

Near-term expectations for global energy demand growth have been tempered by several geopolitical events including OPEC+ easing of curtailments, trade policy uncertainty, and international conflicts. However, we believe the long-term fundamentals for energy demand are positive, driven by economic growth, increasing demand from emerging economies, and new energy sources of power demand.

In Canada, the Trans Mountain pipeline expansion, which became operational in May of 2024, combined with the imminent startup of LNG Canada will provide significant tidewater access for Canadian crude oil and natural gas, supporting Canadian drilling activity. In the U.S., the next wave of LNG export terminals is expected to add approximately 13 bcf/d of export capacity over the next five years, supporting U.S. natural gas drilling activity beyond domestic demand growth and further supporting natural gas drilling.

Our Canadian drilling activity peaked at 82 rigs in the first quarter with our Super Triple and Super Single rigs near full utilization. We expect the traditional spring breakup period this year to have a historically small impact on our activity, as strong demand for our growing fleet of pad-capable rigs should allow 45 to 48 rigs to continue operating during this period versus 43 last year. Despite trade and tariff uncertainty and oil prices falling to approximately US$60 per barrel, we have not experienced any meaningful change in customer demand or their longer-term plans. Overall, we expect our Canadian drilling activity to be up for the first half of the year compared to the first six months of 2024.

In the U.S., we have modestly increased our activity levels from the fourth quarter, currently operating 34 rigs, primarily by capitalizing on the emerging opportunities in natural gas plays. With significant LNG export capacity expansion underway in the U.S., we believe our market positioning for these increasing LNG opportunities is constructive.

North American industry activity in the second half of this year will depend largely on customer realized cash flows and their capital allocation priorities. We believe industry capital discipline will remain a stabilizing market feature muting our customers’ short-term response to volatile commodity prices. However, global events and conflicts, including unexpected OPEC+ production increases, trade and tariff uncertainty, and geopolitical conflicts have the potential to impact global economic growth and access to commodity supplies, creating a range of commodity price scenarios which are difficult to predict.

Internationally, we have eight rigs on term contracts, five in Kuwait and three in the Kingdom of Saudi Arabia. The majority of these rigs are under five-year term contracts that extend into 2027 and 2028, providing predictable cash flow for the next few years. In May and for the remainder of the year, we expect seven active rigs compared to eight for the first four months of the year but with no material impact on our 2025 cash flow. We continue to look for opportunities to leverage our international expertise.

As the premier well service provider in Canada, the outlook for this business remains strong, driven by increased takeaway capacity from Trans Mountain pipeline expansion and LNG Canada, and increased regulatory spending requirements for abandonment work. With continued labour constraints, we expect firm pricing into the foreseeable future.

Contracts

The following chart outlines the average number of drilling rigs under term contract by quarter as at April 23, 2025. For those quarters ending after March 31, 2025, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

As at April 23, 2025	Average for the quarter ended 2024				Average	Average for the quarter ended 2025				Average
	Mar. 31	June 30	Sept. 30	Dec. 31	2024	Mar. 31	June 30	Sept. 30	Dec. 31	2025
Average rigs under term contract:
Canada	24	22	23	23	23	20	19	18	14	18
U.S.	20	17	17	16	18	16	15	11	8	13
International	8	8	8	8	8	8	7	7	7	7
Total	52	47	48	47	49	44	41	36	29	38

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2025	2024	% Change
Revenue	419,457	443,367	(5.4)
Expenses:
Operating	272,412	276,692	(1.5)
General and administrative	11,029	13,002	(15.2)
Adjusted EBITDA(1)	136,016	153,673	(11.5)
Adjusted EBITDA as a percentage of revenue(1)	32.4%	34.7%

(1) See “FINANCIAL MEASURES AND RATIOS.”

Canadian onshore drilling statistics:(1)	2025		2024
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	74	214	73	208

(1) Canadian operations only.
(2) Baker Hughes rig counts.

United States onshore drilling statistics:(1)	2025		2024
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	30	572	38	602

(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2025	2024	% Change
Revenue	79,330	87,087	(8.9)
Expenses:
Operating	59,112	65,480	(9.7)
General and administrative	2,672	3,002	(11.0)
Adjusted EBITDA(1)	17,546	18,605	(5.7)
Adjusted EBITDA as a percentage of revenue(1)	22.1%	21.4%
Well servicing statistics:
Number of service rigs (end of period)	153	183	(16.4)
Service rig operating hours	66,986	74,505	(10.1)

(1) See “FINANCIAL MEASURES AND RATIOS.”

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2024 Annual Report.

A summary of expense amounts under these plans during the reporting periods are as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2025	2024
Cash settled share-based incentive plans	403	21,759
Equity settled share-based incentive plans	2,427	875
Total share-based incentive compensation plan expense	2,830	22,634

Allocated:
Operating	1,128	5,252
General and Administrative	1,702	17,382
	2,830	22,634

FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures
We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS Accounting Standards to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA	We believe Adjusted EBITDA (earnings before income taxes, gain on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Earnings and our reportable operating segment disclosures, is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings.

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2025	2024
Adjusted EBITDA by segment:
Contract Drilling Services	136,016	153,673
Completion and Production Services	17,546	18,605
Corporate and Other	(16,065)	(29,129)
Adjusted EBITDA	137,497	143,149
Depreciation and amortization	75,036	78,213
Gain on asset disposals	(2,872)	(3,237)
Foreign exchange	367	394
Finance charges	15,760	18,369
Gain on investments and other assets	(49)	(228)
Income taxes	14,308	13,122
Net earnings	34,947	36,516
Non-controlling interests	436	—
Net earnings attributable to shareholders	34,511	36,516

Funds Provided by (Used in) Operations	We believe funds provided by (used in) operations, as reported in our Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.
Net Capital Spending	We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2025	2024
Capital spending by spend category
Expansion and upgrade	19,546	14,370
Maintenance, infrastructure and intangibles	40,419	41,157
	59,965	55,527
Proceeds on sale of property, plant and equipment	(3,765)	(5,186)
Net capital spending	56,200	50,341
Purchase of investments and other assets	11	—
Receipt of finance lease payments	(208)	(191)
Changes in non-cash working capital balances	1,199	25,087
Cash used in investing activities	57,202	75,237

Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	March 31,	December 31,
(Stated in thousands of Canadian dollars)	2025	2024
Current assets	481,111	501,284
Current liabilities	(526,144)	(338,692)
Working capital	(45,033)	162,592

Total Long-term Financial Liabilities	We define total long-term financial liabilities as total non-current liabilities less deferred tax liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position.

Total long-term financial liabilities is calculated as follows:

	March 31,	December 31,
(Stated in thousands of Canadian dollars)	2025	2024
Total non-current liabilities	688,940	935,624
Deferred tax liabilities	(56,571)	(47,451)
Total long-term financial liabilities	632,369	888,173

Non-GAAP Ratios
We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Earnings, provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.
Long-term debt to long-term debt plus equity	We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication of our debt leverage. For the period ended March 31, 2025 long-term debt includes long-term debt plus current portion of long-term debt as reported in our Consolidated Interim Consolidated Statements of Financial Position.
Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt plus current portion of long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication of the number of years it would take for us to repay our debt obligations. For the period ended March 31, 2025 long-term debt includes long-term debt plus current portion of long-term debt as reported in our Consolidated Interim Consolidated Statements of Financial Position.
Supplementary Financial Measures
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2025;
  our capital expenditures, free cash flow allocation and debt reduction plans for 2025 and beyond;
  anticipated activity levels, demand for our drilling rigs, day rates and daily operating margins in 2025;
  the average number of term contracts in place for 2025;
  customer adoption of Alpha™ technologies and EverGreen™ suite of environmental solutions;
  potential commercial opportunities and rig contract renewals; and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  our ability to react to customer spending plans as a result of changes in oil and natural gas prices;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis;
  the impact of an increase/decrease in capital spending; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  the impact of tariffs and trade disputes;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2024, which may be accessed on Precision’s SEDAR+ profile at www.sedarplus.ca or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	March 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash	$28,245	$73,771
Accounts receivable	397,684	378,712
Inventory	49,176	43,300
Assets held for sale	6,006	5,501
Total current assets	481,111	501,284
Non-current assets:
Deferred tax assets	2,437	6,559
Property, plant and equipment	2,342,482	2,356,173
Intangibles	13,537	12,997
Right-of-use assets	63,223	66,032
Finance lease receivables	4,670	4,806
Investments and other assets	8,524	8,464
Total non-current assets	2,434,873	2,455,031
Total assets	$2,915,984	$2,956,315

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$271,696	$314,355
Income taxes payable	4,526	3,778
Current portion of lease obligations	19,703	20,559
Current portion of long-term debt	230,219	—
Total current liabilities	526,144	338,692

Non-current liabilities:
Share-based compensation	5,391	13,666
Provisions and other	7,478	7,472
Lease obligations	51,676	54,566
Long-term debt	567,824	812,469
Deferred tax liabilities	56,571	47,451
Total non-current liabilities	688,940	935,624
Equity:
Shareholders’ capital	2,287,422	2,301,729
Contributed surplus	77,011	77,557
Accumulated other comprehensive income	197,827	199,020
Deficit	(866,323)	(900,834)
Total equity attributable to shareholders	1,695,937	1,677,472
Non-controlling interest	4,963	4,527
Total equity	1,700,900	1,681,999
Total liabilities and equity	$2,915,984	$2,956,315

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2025	2024

Revenue	$496,331	$527,788
Expenses:
Operating	329,068	339,506
General and administrative	29,766	45,133
Earnings before income taxes, gain on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	137,497	143,149
Depreciation and amortization	75,036	78,213
Gain on asset disposals	(2,872)	(3,237)
Foreign exchange	367	394
Finance charges	15,760	18,369
Gain on investments and other assets	(49)	(228)
Earnings before income taxes	49,255	49,638
Income taxes:
Current	1,106	1,017
Deferred	13,202	12,105
	14,308	13,122
Net earnings	$34,947	$36,516
Attributable to:
Shareholders of Precision Drilling Corporation	$34,511	$36,516
Non-controlling interests	$436	$—
Net earnings per share attributable to shareholders of Precision Drilling Corporation:
Basic	$2.52	$2.53
Diluted	$2.20	$2.53

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2025	2024
Net earnings	$34,947	$36,516
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(658)	32,253
Foreign exchange loss on net investment hedge with U.S. denominated debt	(535)	(20,159)
Comprehensive income	$33,754	$48,610
Attributable to:
Shareholders of Precision Drilling Corporation	$33,318	$48,610
Non-controlling interests	$436	$—

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2025	2024
Cash provided by (used in):
Operations:
Net earnings	$34,947	$36,516
Adjustments for:
Long-term compensation plans	3,016	7,451
Depreciation and amortization	75,036	78,213
Gain on asset disposals	(2,872)	(3,237)
Foreign exchange	(783)	728
Finance charges	15,760	18,369
Income taxes	14,308	13,122
Gain on investments and other assets	(49)	(228)
Income taxes paid	(321)	(234)
Interest paid	(29,637)	(33,430)
Interest received	437	495
Funds provided by operations	109,842	117,765
Changes in non-cash working capital balances	(46,423)	(52,222)
Cash provided by operations	63,419	65,543

Investments:
Purchase of property, plant and equipment	(59,965)	(55,527)
Proceeds on sale of property, plant and equipment	3,765	5,186
Purchase of investments and other assets	(11)	—
Receipt of finance lease payments	208	191
Changes in non-cash working capital balances	(1,199)	(25,087)
Cash used in investing activities	(57,202)	(75,237)

Financing:
Repayment of long-term debt	(17,110)	(716)
Repurchase of share capital	(30,766)	(10,081)
Lease payments	(3,587)	(3,200)
Cash used in financing activities	(51,463)	(13,997)
Effect of exchange rate changes on cash	(280)	457
Increase (decrease) in cash	(45,526)	(23,234)
Cash, beginning of period	73,771	54,182
Cash, end of period	$28,245	$30,948

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- controlling interest	Total Equity
Balance at January 1, 2025	$2,301,729	$77,557	$199,020	$(900,834)	$1,677,472	$4,527	$1,681,999
Net earnings for the period	—	—	—	34,511	34,511	436	34,947
Other comprehensive income for the period	—	—	(1,193)	—	(1,193)	—	(1,193)
Settlement of Executive Performance and Restricted Share Units	11,651	(2,790)	—	—	8,861	—	8,861
Share repurchases	(26,141)	—	—	—	(26,141)	—	(26,141)
Redemption of non-management directors share units	183	(183)	—	—	—	—	—
Share-based compensation expense	—	2,427	—	—	2,427	—	2,427
Balance at March 31, 2025	$2,287,422	$77,011	$197,827	$(866,323)	$1,695,937	$4,963	$1,700,900

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- controlling interest	Total Equity
Balance at January 1, 2024	$2,365,129	$75,086	$147,476	$(1,012,029)	$1,575,662	$—	$1,575,662
Net earnings for the period	—	—	—	36,516	36,516	—	36,516
Other comprehensive income for the period	—	—	12,094	—	12,094	—	12,094
Settlement of Executive Performance and Restricted Share Units	21,846	(1,479)	—	—	20,367	—	20,367
Share repurchases	(10,081)	—	—	—	(10,081)	—	(10,081)
Share-based compensation expense	—	875	—	—	875	—	875
Balance at March 31, 2024	$2,376,894	$74,482	$159,570	$(975,513)	$1,635,433	$—	$1,635,433

2025 FIRST QUARTER RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 11:00 a.m. MT (1:00 p.m. ET) on Thursday, April 24, 2025.

To participate in the conference call please register at the URL link below. Once registered, you will receive a dial-in number and a unique PIN, which will allow you to ask questions.

https://register-conf.media-server.com/register/BIfac587dca2994a30be564b41d99b43ac

The call will also be webcast and can be accessed through the link below. A replay of the webcast call will be available on Precision’s website for 12 months.

https://edge.media-server.com/mmc/p/gifawh57

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as Alpha™ that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreen™ suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

Additional Information

For further information, please contact:

Lavonne Zdunich, CPA, CA
Vice President, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com